UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number 333-146211

Capmark Financial Group Inc.

 (Exact name of registrant as specified in its charter)

116 Welsh Road, Horsham, PA 19044 (215) 328-4622

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior Notes due 2010
5.875% Senior Notes due 2012
6.300% Senior Notes due 2017
Guarantees of Floating Rate Senior Notes due 2010
Guarantees of 5.875% Senior Notes due 2012
Guarantees of 6.300% Senior Notes due 2017

 (Title of each class of securities covered by this Form)

None.

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date (collectively as to all classes of securities): 123

Note 1: In May 2007, Capmark Financial Group Inc. (“Capmark”), issued the Floating Rate Senior Notes due 2010, the 5.875% Senior Notes due 2012 and the 6.300% Senior Notes due 2017 in a Rule 144A private offering (collectively, the “Old Notes ”).  In April 2008, Capmark exchanged all of the Old Notes for identical notes (the “New Notes ”) registered under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “ Commission ”).  Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), the duty of Capmark to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2009, because the New Notes were held of record by less than 300 persons as of that date.  Capmark has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis.  Capmark is filing this Form 15 to provide notice of the statutory suspension of their filing obligation and indicate their intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.  (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934, Capmark has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2009	By:	/s/ Thomas L. Fairfield
Name: Thomas L. Fairfield
Title: Executive Vice President, Secretary and General Counsel